Exhibit 1
In this report on Form 6-K, unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. Certain of the statements in this report on Form 6-K are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to meet the applicable requirements for the termination of registration of our ordinary shares and reporting obligations under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreak of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
     Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2009 ended on March 29, 2009, while our first quarter of 2008 and fiscal year 2008 ended on March 30, 2008 and December 28, 2008, respectively. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 28,	March 29,
	2008	2009
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$295,916	$243,624
Short-term marketable securities	41,314	47,615
Accounts receivable, net	139,520	134,273
Short-term amounts due from affiliates	10,791	7,033
Other receivables	8,357	8,244
Inventories	60,717	53,709
Prepaid expenses and other current assets	14,693	13,773

Total current assets	571,308	508,271
Long-term marketable securities	15,587	15,608
Long-term amounts due from affiliates	13,726	13,727
Property, plant and equipment, net	1,216,342	1,160,169
Investment in equity investee	9,001	8,020
Intangible assets	44,762	43,788
Goodwill	551,132	551,132
Long-term restricted cash	1,012	1,004
Prepaid expenses and other non-current assets	24,193	19,194

Total assets	$2,447,063	$2,320,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$118,227	$115,888
Payables related to property, plant and equipment purchases	30,704	15,944
Accrued operating expenses	148,069	103,526
Income taxes payable	3,379	2,739
Short-term borrowings	50,000	50,000
Short-term amounts due to affiliates	1,388	130
Current installments of long-term debts	26,953	25,199

Total current liabilities	378,720	313,426
Long-term debts, excluding current installments	396,500	391,615
Other non-current liabilities	64,144	59,392

Total liabilities	839,364	764,433

STATS ChipPAC Ltd. Shareholders’ Equity
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,202,218,293 in 2008 and 2009	2,035,235	2,035,464
Accumulated other comprehensive loss	(12,308)	(9,727)
Accumulated deficit	(474,270)	(525,337)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.	1,548,657	1,500,400
Noncontrolling interest	59,042	56,080

Total equity	1,607,699	1,556,480

Total liabilities and equity	$2,447,063	$2,320,913

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended
	March 30,	March 29,
	2008	2009

Net revenues	$427,242	$220,493
Cost of revenues	(352,704)	(222,663)

Gross profit (loss)	74,538	(2,170)

Operating expenses:
Selling, general and administrative	31,466	20,607
Research and development	10,005	7,625
Restructuring expenses	900	12,933

Total operating expenses	42,371	41,165

Operating income (loss)	32,167	(43,335)

Other income (expense), net:
Interest income	1,435	650
Interest expense	(10,542)	(7,921)
Foreign currency exchange gain	3,208	2,019
Equity loss from investment in equity investee	(136)	(980)
Other non-operating income (expense), net	728	(2,401)

Total other expense, net	(5,307)	(8,633)

Income (loss) before income taxes	26,860	(51,968)
Income tax expense	(7,620)	(420)

Net income (loss)	19,240	(52,388)
Less: Net (income) loss attributable to the noncontrolling interest	(1,387)	1,321

Net income (loss) attributable to STATS ChipPAC Ltd.	$17,853	$(51,067)

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
— basic	$0.01	$(0.02)
— diluted	$0.01	$(0.02)

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	2,052,159	2,202,218
— diluted	2,202,146	2,202,218

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Three Months Ended
	March 30,	March 29,
	2008	2009
Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	$17,853	$(51,067)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	70,784	66,254
Debt issuance cost amortization	1,479	401
Gain on sale of property, plant and equipment	(264)	(466)
Accretion of discount on convertible notes	31	—
Gain from repurchase of senior notes	—	(276)
Foreign currency exchange (gain) loss	1,514	(475)
Share-based compensation expense	1,240	148
Deferred income taxes	1,972	73
Net income (loss) attributable to the noncontrolling interest	1,387	(1,321)
Equity loss from investment in equity investee	136	980
Others	61	(429)
Changes in operating working capital:
Accounts receivable	7,013	5,247
Amounts due from affiliates	(2,249)	3,757
Inventories	(193)	7,008
Other receivables, prepaid expenses and other assets	(8,431)	4,964
Accounts payable, accrued operating expenses and other payables	4,744	(47,132)
Amounts due to affiliates	(141)	(1,258)

Net cash provided by (used in) operating activities	96,936	(13,592)

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$7,473	$2,568
Proceeds from maturity of marketable securities	4,589	12,692
Purchases of marketable securities	(32,908)	(22,565)
Acquisition of intangible assets	(2,345)	(1,571)
Purchases of property, plant and equipment	(71,227)	(24,253)
Proceeds on sale of assets held for sale	6,761	474
Others, net	399	136

Net cash used in investing activities	(87,258)	(32,519)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(5,035)
Repayment of long-term debts	(1,884)	(4,024)
Proceeds from issuance of shares, net of expenses	6,150	—
Repurchase and redemption of senior and convertible notes	(17,571)	(2,000)
Proceeds from bank borrowings	—	5,035
Increase in restricted cash	(81)	(8)

Net cash used in financing activities	(13,386)	(6,032)

Net decrease in cash and cash equivalents	(3,708)	(52,143)
Effect of exchange rate changes on cash and cash equivalents	(3)	(149)
Cash and cash equivalents at beginning of the period	213,461	295,916

Cash and cash equivalents at end of the period	$209,750	$243,624

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 29, 2009
(Unaudited)
Note 1: Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) as of December 28, 2008, which has been derived from the Company’s audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 28, 2008 included in STATS ChipPAC’s 2008 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
     Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of March 29, 2009. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
     The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation as of March 29, 2009. The shares of STATS ChipPAC Taiwan Semiconductor Corporation are listed on the Taiwan over-the-counter securities market.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The first quarter of 2009 ended on March 29, 2009, while the first quarter of 2008 and fiscal 2008 ended on March 30, 2008, and December 28, 2008, respectively.
Proposed Capital Reduction Exercise and Related Financing Transaction
     In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to the shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon the Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to the Company. In furtherance of the proposed capital reduction, the Company commenced a cash tender offer and consent solicitation in respect of its senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, the Company announced that it will not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.

Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Company adopted FSP157-2 at the beginning of the first quarter of 2009. The Company’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on the Company’s consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Company’s adoption of FSP 157-3 did not have an effect on the Company’s consolidated financial position and results of operations. Refer to Note 5 — Fair Value Measurements, for fair value information of the Company’s financial assets and liabilities.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances. As of March 29, 2009, the Company has established deferred tax valuation allowances of $33.9 million in purchase accounting.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company’s adoption of SFAS 160 at the beginning of the first quarter of 2009 did not have a material impact on the Company’s consolidated financial position and results of operations.

     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on the Company’s consolidated financial position and results of operations. Refer to Note 4 — Derivative Instruments and Hedging Activities, for further information on the Company’s derivative instruments and hedging activities.
     In April 2009, the FASB issued three Staff Positions (“FSPs”) to address concerns about measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, recording impairment charges on investments in debt instruments, and requiring the disclosure of fair value of certain financial instruments in interim financial statements. FSP FAS 157-4, “Determining Whether a Market is Not Active and a Transaction is Not Distressed,” provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be reported in earnings. FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” increases the frequency of fair value disclosures from annual only to quarterly. All three FSPs are effective for interim periods ending after June 15, 2009, with the option to early adopt for interim periods ending after March 15, 2009. The Company is currently evaluating the effect that the adoption of the FSPs will have on its financial statements.
Share Repurchase Program
     At the annual general meeting in April 2009, the Company obtained shareholders’ approval for the repurchase of up to approximately 55 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held, or the date which the approval is revoked or varied.
     As of March 29, 2009, the Company had not repurchased any shares under its share repurchase program.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 28, 2008 and March 29, 2009 comprised the following (in thousands):

	December 28,	March 29,
	2008	2009

Currency translation loss	$(7,589)	$(9,145)
Unrealized gain (loss) on hedging instruments	(4,113)	—
Unrealized loss on available-for-sale marketable securities	(606)	(582)

	$(12,308)	$(9,727)

     Comprehensive income (loss) for the three months ended March 30, 2008 and March 29, 2009 were as follows (in thousands):

	Three Months Ended
	March 30,	March 29,
	2008	2009

Net income (loss)	$19,240	$(52,388)
Other comprehensive income (loss):
Unrealized gain on available-for-sale marketable securities	513	27
Unrealized loss on hedging instruments	(131)	(2,170)
Realized loss on hedging instruments included in net income (loss)	982	6,283
Foreign currency translation adjustment	10,448	(2,999)

Comprehensive income (loss)	31,052	(51,247)
Comprehensive (income) loss attributable to the noncontrolling interest	(6,392)	2,761

Comprehensive income (loss) attributable to STATS ChipPAC Ltd.	$24,660	$(48,486)

Note 2: Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 28,	March 29,
	2008	2009

Raw materials	$50,775	$42,067
Work-in-progress	8,328	10,075
Finished goods	1,614	1,567

	$60,717	$53,709

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 28,	March 29,
	2008	2009

Other prepayments and assets	$9,999	$9,070
Deferred income tax assets	4,694	4,703

	$14,693	$13,773

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 28,	March 29,
	2008	2009

Deferred income tax assets	$13,095	$12,425
Other deposits	295	284
Debt issuance cost, net of accumulated amortization of $5,547 and $5,913	4,212	3,788
Assets held for sale	43	—
Others	6,548	2,697

	$24,193	$19,194

     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At each of December 28, 2008 and March 29, 2009, $1.0 million was held as long-term restricted cash.

     Property, plant and equipment consist of the following (in thousands):

	December 28,	March 29,
	2008	2009

Cost:
Freehold land	$10,703	$10,559
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	269,046	272,810
Equipment	2,216,667	2,211,021

Total cost	2,516,280	2,514,254
Total accumulated depreciation	(1,299,938)	(1,354,085)

Property, plant and equipment, net	$1,216,342	$1,160,169

     Intangible assets consist of the following (in thousands):

	December 28, 2008			March 29, 2009
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(4,858)	$2,842	$7,700	$(5,133)	$2,567
Technology and intellectual property	32,000	(14,133)	17,867	32,000	(14,933)	17,067
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	43,990	(19,937)	24,053	44,571	(20,417)	24,154

	$182,990	$(138,228)	$44,762	$183,571	$(139,783)	$43,788

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended
	March 30,	March 29,
	2008	2009
Tradenames	$275	$275
Technology and intellectual property	800	800
Software, licenses and others	948	1,288

	$2,023	$2,363

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

March 30, 2009 to December 27, 2009	$7,058
2010	8,212
2011	6,806
2012	4,322
2013	3,958
Thereafter	13,432

Total	$43,788

Note 3: Lines of Credit and Other Borrowings
     As of March 29, 2009, the Company’s total debt outstanding consisted of $466.8 million of borrowings, which included $150.0 million of the Company’s 7.5% Senior Notes due 2010, $213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.
     In March 2009, the Company repurchased $2.0 million aggregate principal amount of its $215.0 million 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of $0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased $2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.
     In September 2008, the Company repurchased the outstanding $18.6 million aggregate principal amount of its zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on convertible notes and interest). The Company financed the repurchase of these convertible notes with its cash and cash equivalents.

     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of the Company’s outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
     In October 2007, the Company issued a $50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $26.8 million as of March 29, 2009. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid to LSI in 2008.
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of $25.0 million. The line of credit was decreased to $6.6 million in February 2009. In 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. As of March 29, 2009, the interest rate for the $12.0 million loan was 3.7% per annum and the interest rate for the $3.6 million loan was 2.6% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of March 29, 2009, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.1 million as of March 29, 2009. As of March 29, 2009, $5.1 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $106.3 million based on exchange rate as of March 29, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. Upon expiry of the 24 months period in February 2009, this facility was not available for further drawdown. As of March 29, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $20.7 million based on the exchange rate as of March 29, 2009) under the term loan facility. The term loan facility bore interest at a rate of 2.3% per annum for the three months ended March 29, 2009. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of March 29, 2009, the outstanding balance on this facility was $18.4 million. STATS ChipPAC Taiwan Semiconductor Corporation expects to refinance this facility in the second quarter of 2009.
     The Company has a line of credit from Bank of America with credit limit of $50.0 million, of which $50.0 million was outstanding as of March 29, 2009 over two loan tranches of $25.0 million each. The principal and interest of the two loan tranches of $25.0 million each are payable at maturity in May 2009 and June 2009, respectively. These two loan tranches both bear interest rate of 3.57% per annum. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. The Company rolled over the principal payable of the tranche of $25.0 million upon maturity in May 2009 for a period of three months.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $8.9 million as of March 29, 2009) credit facility of which $3.5 million borrowings was outstanding as of March 29, 2009. This credit facility bore an interest rate of 1.7% per annum for the three months ended March 29, 2009 and expires in August 2012.
     As of March 29, 2009, the Company had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $42.4 million with financial institutions in various countries.
Note 4: Derivative Instruments and Hedging Activities
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income (“OCI”) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
     The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At March 29,

2009, the Company has no outstanding foreign currency forward contracts which qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In the three months ended March 29, 2009, the Company had realized loss of $4.1 million on its foreign currency forward contracts qualifying as cash flow hedges. In the three months ended March 29, 2009, the Company have included in earnings, loss on hedging of $0.4 million due to unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
     The following shows the Company’s derivative instruments measured at gross fair value as reflected in the Consolidated Balance Sheet as of March 29, 2009 (in thousands):

March 29, 2009
Accrued
	Other	operating
	receivables	expenses

Derivatives designated as hedging instruments
Foreign currency forward contracts	$—	$—

Derivatives not designated as hedging instruments
Foreign currency forward contracts	$—	$—

Derivative in SFAS 133 Fair Value Hedging Relationships
     The following show the effect of the Company’s derivative instruments designated as cash flow hedges in the Consolidated Statements of Operations as of March 29, 2009 (in thousands):

Three Months Ended March 29, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized in	Reclassified	Reclassified	Reclassified	Reclassified
	OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income —	Income —	Income —	Income —
	— Effective	Effective	Effective	Ineffective	Ineffective
	Portion	Portion	Portion	Portion	Portion

		Cost of revenues	$(6,283)	Cost of revenues	$—
Foreign currency forward contracts	$(2,170)	Other non-operating income (expense), net	—	Other non-operating income (expense), net	—

Total	$(2,170)		$(6,283)		$—

Note 5: Fair Value Measurements
     SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
     The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and Liabilities Measured and Recorded at Fair Values on a Recurring Basis
     Assets and liabilities measures and recorded at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of March 29, 2009:

	Fair value measurement as of
	March 29, 2009
	Level 1	Level 2	Level 3	Total
Assets
Short-term marketable securities	$47,615	$—	$—	$47,615
Other receivables (foreign currency forward contracts)	—	—	—	—
Long-term marketable securities	15,608	—	—	15,608

Total assets measured and recorded at fair value	$63,223	$—	$—	$63,223

Liabilities
Accrued operating expenses (foreign currency forward contracts)	$—	$—	$—	$—

Total liabilities measured and recorded at fair value	$—	$—	$—	$—

Note 6: Share-Based Compensation
     As of March 29, 2009, the Company had outstanding grants under two share-based compensation plans. Two of the Company’s share-based compensation plans were terminated in 2008 pursuant to the Company’s consideration on replacement of its long term compensation strategy.
     The Company adopted the fair value recognition provisions of SFAS 123(R) in 2006. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows:

	Three Months Ended
	March 30,	March 29,
	2008	2009
Cost of revenues	$586	$57
Selling, general and administrative	515	64
Research and development	139	27

	$1,240	$148

     The Company issued Restricted Shares Units (“RSUs”) and contingent Performance Share Plan (“PSP”) awards in 2007 pursuant to the Restricted Share Plan (“RSP”) and the PSP, respectively. No share options were granted in 2007, as the RSP was intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended. In January 2008, the Company decided to terminate the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). The termination became effective in end March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out in 2006 and replaced by the RSP. No Restricted Share Units (“RSUs”) or share options were granted in the three months ended March 29, 2009.
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three months ended March 30, 2008 and March 29, 2009, the windfall tax benefit realized from exercised employee share options was insignificant.

     The following table summarizes share option activity during the three months ended March 29, 2009:

		Weighted Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 28, 2008	14,390	$1.83
Lapsed and forfeited	(1,018)	1.95
Exercised	—	—

Options outstanding at March 29, 2009	13,372	$1.73	$1

Exercisable at March 29, 2009	13,294	$1.52	$1

     The aggregate intrinsic value in the table above is based on the difference between the market price as of March 29, 2009 and the price payable by option holders to exercise their options. No share options were exercised in the three months ended March 29, 2009.
     The following table summarizes information about share options outstanding as of March 29, 2009:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	3/29/2009	Life	Price	3/29/2009	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	10	0.5 years	$0.14	10	0.5 years	$0.14
$0.21 to $0.29	28	3.7 years	$0.29	28	3.7 years	$0.29
$0.32 to $0.47	1	2.0 years	$0.46	1	2.0 years	$0.46
$0.53 to $0.89	502	3.6 years	$0.76	424	3.4 years	$0.78
$0.91 to $1.09	1	2.3 years	$1.07	1	2.3 years	$1.07
$1.16 to $1.64	11,941	3.1 years	$1.39	11,941	3.1 years	$1.39
$2.00 to $2.61	186	0.7 years	$2.10	186	0.7 years	$2.10
$3.99	703	1.1 years	$3.99	703	1.1 years	$3.99

	13,372	2.9 years		13,294	2.9 years

     The following table summarizes information on RSUs outstanding as of March 29, 2009:

	RSUs
		Weighted
		Average
	Number of	Grant-Date	Aggregate
	shares	Fair Value	Intrinsic Value
	(In thousands)		(In thousands)
Outstanding as at December 28, 2008	3,564	$0.85
Lapsed and forfeited	(189)	0.84
Cancelled	—	—
Vested	(1,666)	0.84	$1,567

Outstanding as at March 29, 2009	1,709	$0.86

     The aggregate intrinsic value in the table above represents the value of the ordinary shares on the date that the RSUs vest. The Company intends to settle all future vested RSUs in cash. During the three months ended March 29, 2009, 1.7 million ordinary shares were vested pursuant to the RSUs and $0.1 million were accrued as share-based liability. The Company estimated the fair value of RSUs based on the market price of ordinary shares on the date of grant.
     As of March 29, 2009, there were $3,000 and $490,000 of unrecognized share-based compensation expenses related to approximately 0.1 million of unvested share option awards and 1.7 million of unvested RSUs, net of $1 of estimated share option award forfeitures and $64,000 of estimated RSU forfeitures, respectively. These costs are expected to be recognized over a weighted-average period of 1.2 years for the share options and 0.9 years for the RSUs.
     During the three months ended March 29, 2009, the total grant-date fair value of share options that vested were $29,000. The total intrinsic value of share options exercised during the three months ended March 29, 2009 was insignificant.
Note 7: Income Taxes
     In the three months ended March 29, 2009, approximately $0.2 million have been further reserved as liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. As of March 29, 2009, the Company has approximately $9.4 million of such accrued interest and penalties.
     The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. Refer to Note 10 for details.
Note 8: Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of March 30, 2008 and March 29, 2009 follows (in thousands):

	Three Months Ended
	March 30,	March 29,
	2008	2009
Convertible notes	2,111	—
Share plans	15,364	13,372
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended
	March 30,	March 29,
	2008	2009
Net income (loss)	$17,853	$(51,067)

Adjusted net income (loss)	$18,357	$(51,067)

Weighted average number of ordinary shares outstanding (basic)	2,052,159	2,202,218
Weighted average dilutive shares from share plans	4,843	—
Weighted average dilutive convertible notes	145,144	—

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,202,146	2,202,218

Note 9: Consolidated Statement of Changes in Shareholders’ Equity
     The following show the reconciliation at the beginning and end of the period of the carrying amount of total equity, equity attributable to STATS ChipPAC Ltd., and equity attributable to noncontrolling interest (in thousands):

	Three months ended March 29, 2009
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
Balance at December 28, 2008	$2,035,235	$(12,308)	$(474,270)	$1,548,657	$59,042	$1,607,699
Share-based compensation	2	—	—	2	—	2
Effect of subsidiary’s equity transaction	227	—	—	227	(201)	26
Net loss	—	—	(51,067)	(51,067)	(1,321)	(52,388)
Unrealized loss on available-for-sale marketable securities	—	24	—	24	3	27

	Three months ended March 29, 2009
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
Unrealized loss on hedging instruments	—	(2,170)	—	(2,170)	—	(2,170)
Realized loss on hedging instruments	—	6,283	—	6,283	—	6,283
Foreign currency translation adjustment	—	(1,556)	—	(1,556)	(1,443)	(2,999)

Balance at March 29, 2009	$2,035,464	$(9,727)	$(525,337)	$1,500,400	$56,080	$1,556,480

	Three months ended March 30, 2008
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
Balance at December 30, 2007	$1,891,546	$(7,605)	$(499,972)	$1,383,969	$59,797	$1,443,766
Share issuances	6,150	—	—	6,150	—	6,150
Share-based compensation	1,240	—	—	1,240	—	1,240
Effect of subsidiary’s equity transaction	65	—	—	65	5	70
Net loss	—	—	17,853	17,853	1,387	19,240
Unrealized loss on available-for-sale marketable securities	—	513	—	513	—	513
Unrealized loss on hedging instruments	—	(131)	—	(131)	—	(131)
Realized loss on hedging instruments	—	982	—	982	—	982
Foreign currency translation adjustment	—	5,443	—	5,443	5,005	10,448

Balance at March 30, 2008	$1,899,001	$(798)	$(482,119)	$1,416,084	$66,194	$1,482,278

Note 10: Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, ChipPAC Inc. (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is May 20, 2009.
     In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
     On April 24, 2009, Freescale Semiconductor, Inc. (“Freescale”) notified the Company that, on April 21, 2009, it filed a complaint against the Company in the United States District Court for the Western District of Texas, claiming damages of approximately US$7 million plus attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by the Company. Freescale has demanded mediation of the claims, as required by its underlying contract with the Company. Freescale has not yet served the complaint on the Company, but may do so if the mediation fails. The Company believes that Freescale’s claims are without merit and, if the case proceeds to litigation, intends to defend the matter vigorously. It is not possible to predict whether the matter can be resolved through mediation or whether it will be litigated, nor is it possible to predict the outcome of the matter if it is litigated.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $11.6 million based on the exchange rate as of March 29, 2009) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $1.9 million based on the exchange rate as of March 29, 2009) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company, including potential interest and local surtax, as of March 29, 2009 to be 35.8 billion South Korean Won (approximately $25.9 million based on the exchange rate as of March 29, 2009). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

Note 11: Condensed Consolidating Financial Information
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011, of which $213.0 million is outstanding as of March 29, 2009. These senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries: (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. These senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd. did not provide guarantees.
     The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$146,281	$12,807	$95,239	$41,589	$—	$295,916
Short-term marketable securities	—	—	—	41,314	—	41,314
Accounts receivable, net	52,301	—	79,313	7,906	—	139,520
Short-term amounts due from affiliates	645,175	662	212,407	13,157	(860,610)	10,791
Other receivables	2,490	1,343	3,881	643	—	8,357
Inventories	13,306	26,284	11,237	9,890	—	60,717
Prepaid expenses and other current assets	1,773	8,488	2,866	1,566	—	14,693

Total current assets	861,326	49,584	404,943	116,065	(860,610)	571,308
Long-term marketable securities	15,587	—	—	—	—	15,587
Long-term amounts due from affiliates	—	—	—	13,726	—	13,726
Property, plant and equipment, net	227,636	374,189	297,950	316,567	—	1,216,342
Investment in equity investee	9,001	—	—	—	—	9,001
Investment in subsidiaries	1,030,329	—	92,050	—	(1,122,379)	—
Intangible assets	12,024	1,406	29,200	2,132	—	44,762
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	15	363	—	1,012
Prepaid expenses and other non-current assets	9,140	8,205	1,033	5,815	—	24,193

Total assets	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$11,086	$44,767	$30,450	$31,924	$—	$118,227
Payables related to property, plant and equipment purchases	9,264	1,561	13,994	5,885	—	30,704
Accrued operating expenses	52,609	53,136	29,114	13,210	—	148,069
Income taxes payable	—	18	1,792	1,569	—	3,379
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	128,244	81,588	611,119	41,047	(860,610)	1,388
Current installments of long-term debts	—	6,600	10,000	10,353	—	26,953

Total current liabilities	251,203	187,670	696,469	103,988	(860,610)	378,720
Long-term debts, excluding current installments	365,000	—	16,800	14,700	—	396,500
Other non-current liabilities	183	33,221	18,458	12,282	—	64,144

Total liabilities	616,386	220,891	731,727	130,970	(860,610)	839,364

Total shareholders’ equity attributable to STATS ChipPAC Ltd.	1,548,657	532,765	219,069	427,378	(1,179,212)	1,548,657
Noncontrolling interest	—	—	—	—	59,042	59,042

Total equity	1,548,657	532,765	219,069	427,378	(1,120,170)	1,607,699

Total liabilities and equity	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 30, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$107,938	$152,514	$322,450	$69,377	$(225,037)	$427,242
Cost of revenues	80,292	138,250	278,135	62,701	(206,674)	352,704

Gross profit	27,646	14,264	44,315	6,676	(18,363)	74,538

Operating expenses:
Selling, general and administrative	15,663	3,708	23,607	2,649	(14,161)	31,466
Research and development	4,393	2,770	6,542	508	(4,208)	10,005
Restructuring charges	—	—	900	—	—	900

Total operating expenses	20,056	6,478	31,049	3,157	(18,369)	42,371

Operating income	7,590	7,786	13,266	3,519	6	32,167

Other income (expense), net:
Interest income	685	57	863	338	(508)	1,435
Interest expense	(8,494)	(695)	(1,606)	(255)	508	(10,542)
Foreign currency exchange gain (loss)	1,108	2,136	804	(840)	—	3,208
Equity loss from equity investee	(136)	—	—	—	—	(136)
Equity income (loss) from investment in subsidiaries	17,120	—	(371)	—	(16,749)	—
Other non-operating income (expense), net	(20)	—	666	82	—	728

Total other income (expense), net	10,263	1,498	356	(675)	(16,749)	(5,307)

Income before income taxes	17,853	9,284	13,622	2,844	(16,743)	26,860
Income tax expense	—	(5,236)	(1,910)	(474)	—	(7,620)

Net income	17,853	4,048	11,712	2,370	(16,743)	19,240
Less: Net income attributable to noncontrolling interest	—	—	—	—	(1,387)	(1,387)

Net income attributable to STATS ChipPAC Ltd.	$17,853	$4,048	$11,712	$2,370	$(18,130)	$17,853

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 30, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	17,853	4,048	11,712	2,370	(18,130)	17,853
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,572	19,505	17,705	13,002	—	70,784
Debt issuance cost amortization	1,449	—	30	—	—	1,479
Gain on sale of property, plant and equipment	(42)	—	(1)	(221)	—	(264)
Accretion of discount on convertible notes	31	—	—	—	—	31
Foreign currency exchange loss	—	—	—	1,514	—	1,514
Share-based compensation expense	518	475	171	76	—	1,240
Deferred income taxes	—	1,990	312	(330)	—	1,972
Net income attributable to noncontrolling interest	—	—	—	—	1,387	1,387
Equity income from investment in subsidiaries	(17,120)	—	371	—	16,749	—
Equity loss from investment in equity investee	136	—	—	—	—	136
Others	7	8	3	43	—	61
Changes in operating working capital:
Accounts receivable	(2,235)	—	7,220	2,028	—	7,013
Amounts due from affiliates	(5,865)	27,237	(17,334)	15,329	(21,616)	(2,249)
Inventories	474	(4,658)	1,703	2,288	—	(193)
Other receivables, prepaid expenses and other assets	(317)	(6,124)	(3,257)	1,267	—	(8,431)
Accounts payable, accrued operating expenses and other payables	(518)	12,348	(4,212)	(2,868)	(6)	4,744
Amounts due to affiliates	12,519	(16,496)	(15,496)	(2,284)	21,616	(141)

Net cash provided by (used in) operating activities	27,462	38,333	(1,073)	32,214	—	96,936

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$7,473	$—	$7,473
Proceeds from maturity of marketable securities	—	—	—	4,589	—	4,589
Purchases of marketable securities	—	—	(3,810)	(29,098)	—	(32,908)
Cash injection in subsidiary	(1,031)	—	—	—	1,031	—
Acquisition of intangible assets	(1,811)	(116)	(416)	(2)	—	(2,345)
Purchases of property, plant and equipment	(10,668)	(36,656)	(17,611)	(15,355)	9,063	(71,227)
Proceeds on assets held for sale	—	—	3,978	2,783	—	6,761
Others, net	2,950	1,219	3,964	1,329	(9,063)	399

Net cash used in investing activities	(10,560)	(35,553)	(13,895)	(28,281)	1,031	(87,258)

Cash Flows From Financing Activities
Repayment of long-term debts	$—	$(1,500)	$—	$(384)	$—	$(1,884)
Proceeds from issuance of shares, net of expenses	6,150	—	—	1,031	(1,031)	6,150
Repurchase and redemption of convertible notes	(17,571)	—	—	—	—	(17,571)
Increase in restricted cash	—	(7)	(44)	(30)	—	(81)

Net cash provided by (used in) financing activities	(11,421)	(1,507)	(44)	617	(1,031)	(13,386)

Net increase (decrease) in cash and cash equivalents	5,481	1,273	(15,012)	4,550	—	(3,708)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of the period	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the period	$97,294	$26,497	$50,933	$35,026	$—	$209,750

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of March 29, 2009
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$128,743	$7,573	$83,360	$23,948	$—	$243,624
Short-term marketable securities	—	—	—	47,615	—	47,615
Accounts receivable, net	38,654	—	90,792	4,827	—	134,273
Short-term amounts due from affiliates	665,055	2,669	247,010	24,346	(932,047)	7,033
Other receivables	3,028	1,504	3,033	679	—	8,244
Inventories	10,935	23,153	7,296	12,325	—	53,709
Prepaid expenses and other current assets	1,763	8,552	2,447	1,011	—	13,773

Total current assets	848,178	43,451	433,938	114,751	(932,047)	508,271
Long-term marketable securities	15,608	—	—	—	—	15,608
Long-term amounts due from affiliates	—	—	—	13,727	—	13,727
Property, plant and equipment, net	218,800	353,526	282,633	305,210	—	1,160,169
Investment in equity investee	8,020	—	—	—	—	8,020
Investment in subsidiaries	998,666	—	91,301	—	(1,089,967)	—
Intangible assets	12,542	1,175	28,199	1,872	—	43,788
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	9	361	—	1,004
Prepaid expenses and other non-current assets	4,931	8,137	1,019	5,107	—	19,194

Total assets	$2,106,745	$726,561	$962,704	$544,708	$(2,019,805)	$2,320,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$19,398	$46,887	$21,249	$28,354	$—	$115,888
Payables related to property, plant and equipment purchases	4,267	1,122	4,903	5,652	—	15,944
Accrued operating expenses	30,047	44,612	19,821	9,046	—	103,526
Income taxes payable	—	18	1,190	1,531	—	2,739
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	139,601	91,791	653,884	46,901	(932,047)	130
Current installments of long-term debts	—	5,100	10,000	10,099	—	25,199

Total current liabilities	243,313	189,530	711,047	101,583	(932,047)	313,426
Long-term debts, excluding current installments	363,000	—	16,800	11,815	—	391,615
Other non-current liabilities	32	29,208	18,808	11,344	—	59,392

Total liabilities	606,345	218,738	746,655	124,742	(932,047)	764,433

Total shareholders’ equity attributable to STATS ChipPAC Ltd.	1,500,400	507,823	216,049	419,966	(1,143,838)	1,500,400
Noncontrolling interest	—	—	—	—	56,080	56,080

Total equity	1,500,400	507,823	216,049	419,966	(1,087,758)	1,556,480

Total liabilities and equity	$2,106,745	$726,561	$962,704	$544,708	$(2,019,805)	$2,320,913

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 29, 2009
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$56,048	$75,120	$170,937	$32,928	$(114,540)	$220,493
Cost of revenues	(49,826)	(87,783)	(146,339)	(43,772)	105,057	(222,663)

Gross profit (loss)	6,222	(12,663)	24,598	(10,844)	(9,483)	(2,170)

Operating expenses:
Selling, general and administrative	9,237	2,705	14,428	1,358	(7,121)	20,607
Research and development	2,753	2,038	4,817	379	(2,362)	7,625
Restructuring charges	—	12,933	—	—	—	12,933

Total operating expenses	11,990	17,676	19,245	1,737	(9,483)	41,165

Operating income	(5,768)	(30,339)	5,353	(12,581)	—	(43,335)

Other income (expense), net:
Interest income	335	13	615	195	(508)	650
Interest expense	(7,247)	(560)	(401)	(221)	508	(7,921)
Foreign currency exchange gain (loss)	(600)	2,054	410	155	—	2,019
Equity loss from equity investee	(980)	—	—	—	—	(980)
Equity income (loss) from investment in subsidiaries	(34,451)	—	(8,744)	—	43,195	—
Other non-operating income (expense), net	(2,507)	9	71	26	—	(2,401)

Total other income (expense), net	(45,450)	1,516	(8,049)	155	43,195	(8,633)

Income before income taxes	(51,218)	(28,823)	(2,696)	(12,426)	43,195	(51,968)
Income tax benefit (expense)	151	(232)	(320)	(19)	—	(420)

Net loss	(51,067)	(29,055)	(3,016)	(12,445)	43,195	(52,388)
Less: Net loss attributable to noncontrolling interest	—	—	—	—	1,321	1,321

Net loss attributable to STATS ChipPAC Ltd.	$(51,067)	$(29,055)	$(3,016)	$(12,445)	$44,516	$(51,067)

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 29, 2009
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net loss attributable to STATS ChipPAC Ltd.	$(51,067)	$(29,055)	$(22,134)	$(12,445)	$63,634	$(51,067)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	17,236	19,880	15,334	13,804	—	66,254
Debt issuance cost amortization	401	—	—	—	—	401
Gain on sale of property, plant and equipment	(12)	(100)	—	(354)	—	(466)
Gain from repurchase of senior notes	(276)	—	—	—	—	(276)
Foreign currency exchange gain	—	—	—	(475)	—	(475)
Share-based compensation expense	80	19	28	21	—	148
Deferred income taxes	—	(9)	63	19	—	73
Net loss attributable to noncontrolling interest	—	—	—	—	(1,321)	(1,321)
Equity (income) loss from investment in subsidiaries	34,451	—	27,862	—	(62,313)	—
Equity loss from investment in equity investee	980	—	—	—	—	980
Others	—	12	(471)	30	—	(429)
Changes in operating working capital:
Accounts receivable	13,647	—	(11,479)	3,079	—	5,247
Amounts due from affiliates	(19,880)	(2,007)	(34,603)	(11,190)	71,437	3,757
Inventories	2,371	3,131	3,941	(2,435)	—	7,008
Other receivables, prepaid expenses and other assets	3,257	(149)	1,298	558	—	4,964
Accounts payable, accrued operating expenses and other payables	(14,179)	(6,322)	(18,837)	(7,794)	—	(47,132)
Amounts due to affiliates	11,357	10,203	42,765	5,854	(71,437)	(1,258)

Net cash provided by (used in) operating activities	(1,634)	(4,397)	3,767	(11,328)	—	(13,592)

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$2,568	$—	$2,568
Proceeds from maturity of marketable securities	—	—	—	12,692	—	12,692
Purchases of marketable securities	—	—	—	(22,565)	—	(22,565)
Cash injection in subsidiary	—	—	(8,000)	—	8,000	—
Acquisition of intangible assets	(684)	—	(809)	(78)	—	(1,571)
Purchases of property, plant and equipment	(15,242)	(1,286)	(10,007)	(6,115)	8,397	(24,253)
Proceeds on sale of assets held for sale	—	—	474	—	—	474
Others, net	2,022	1,949	2,705	1,857	(8,397)	136

Net cash provided by (used) in investing activities	(13,904)	663	(15,637)	(11,641)	8,000	(32,519)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts	—	(1,500)	—	(2,524)	—	(4,024)
Proceeds from issuance of shares, net of expenses	—	—	—	8,000	(8,000)	—
Repurchase of senior notes	(2,000)	—	—	—	—	(2,000)
Proceeds from bank borrowings	—	—	—	5,035	—	5,035
(Increase) decrease in restricted cash	—	—	(9)	1	—	(8)

Net cash used in financing activities	(2,000)	(1,500)	(9)	5,477	(8,000)	(6,032)

Net decrease in cash and cash equivalents	(17,538)	(5,234)	(11,879)	(17,492)	—	(52,143)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(149)	—	(149)
Cash and cash equivalents at beginning of the period	146,281	12,807	95,239	41,589	—	295,916

Cash and cash equivalents at end of the period	$128,743	$7,573	$83,360	$23,948	$—	$243,624

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 9, 2009. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2009 ended on March 29, 2009, while our first quarter of 2008 and fiscal year 2008 ended on March 30, 2008 and December 28, 2008, respectively. References to “$” are to the lawful currency of the United States of America. The closing rate appearing on Bloomberg L.P. on March 29, 2009 was 1,348.18 South Korean Won per $1.00 for cable transfers in South Korean Won and was 33.77 New Taiwan Dollar per $1.00 for cable transfers in New Taiwan Dollars (or “NT$”). For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates.
Business Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, laminate, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level CSPs. We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Global Market Conditions
     The United States and other countries have been experiencing deteriorating economic conditions, including unprecedented financial market disruption. If these trends in global economic conditions continue or deteriorate further, it may result in decreases in demand for our services. The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not adversely impact our results of operations, cash flow, financial position and/or prospects.
     Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations, may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain short-term financing for our operations.
Proposed Capital Reduction Exercise and Cash Distribution
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
Results of Operations
Three months ended March 29, 2009 compared to three months ended March 30, 2008
Net Revenues
     We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $220.5 million in the three months ended March 29, 2009, a decrease of 48.4% compared to $427.2 million in the three months ended March 30, 2008. The decrease in net revenues in the three months ended March 29, 2009 was primarily due to continued contraction in demand for our services in all our broad end markets as customers continued to reduce new build orders and their inventories in response to the severe weakness in their end markets as a result of the global economic downturn.
     Our packaging revenues in the three months ended March 29, 2009 decreased 49.0% to $166.1 million, compared to the same period in 2008. Unit volumes of our total packaging in the three months ended March 29, 2009 were 43.7% lower compared to the same period in 2008 and resulted in a decrease of $142.3 million in packaging revenues. Average selling prices for packaging services in the three months ended March 29, 2009 decreased 9.3%, compared to the same period in 2008 and resulted in a decrease of $17.1 million in packaging revenues. Revenues from test and other services in the three months ended March 29, 2009 decreased 46.6% to $54.4 million, compared to the three months ended March 30, 2008.
     In the three months ended March 29, 2009, revenue contribution from the communications market decreased 3.3% over the same period in 2008 to $111.1 million and represented 50.4% of our revenues in the three months ended March 29, 2009, compared to 53.7% of our revenues in the same period in 2008. Revenue contribution from consumer, multi-applications and other markets in the three months ended March 29, 2009 increased 7.0% compared to the same period in 2008 to $82.2 million and represented 37.3% of our revenues in the three months ended March 29, 2009. Revenue contribution from the personal computer market in the three months ended March 29, 2009 decreased 3.7% to $27.2 million over the same period in 2008, and represented 12.3% of our revenues in the three months ended March 29, 2009. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.

Gross Profit (Loss)
     Gross profit (loss) in the three months ended March 29, 2009 was $(2.2) million, a decrease of $76.7 million compared to $74.5 million in the same period in 2008. Gross profit (loss) as a percentage of revenues was (1.0)% in the three months ended March 29, 2009, compared to 17.4% in the same period in 2008. In the three months ended March 29, 2009, gross margin decreased primarily due to lower equipment utilization partially offset a by reduction in workforce, mandatory facility shutdowns and vacations. Overall equipment utilization was approximately 33% in the three months ended March 29, 2009 compared to approximately 69% in the same period in 2008. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate gold and oil prices which affected our cost of materials.
Selling, General and Administrative
     Selling, general and administrative expenses were $20.6 million in the three months ended March 29, 2009, a decrease of 34.5% compared to $31.5 million in the three months ended March 30, 2008. The decrease in selling, general and administrative expenses in the three months ended March 29, 2009 was primarily due to a reduction in workforce, longer mandatory shutdowns and vacations and our continued cost reduction exercise. As a percentage of revenues, selling, general and administrative expenses were 9.3% in the three months ended March 29, 2009 compared to 7.4% in the same period in 2008.
Research and Development
     Research and development expenses were $7.6 million in the three months ended March 29, 2009, a decrease of $2.4 million, compared to $10.0 million in the same period in 2008. The decrease in research and development expenses in the three months ended March 29, 2009 was primarily due to a reduction in workforce, and longer mandatory shutdowns and vacations. As a percentage of revenues, research and development expenses were 3.5% in the three months ended March 29, 2009, compared to 2.3% in the same period in 2008.
Restructuring Expenses
     We recorded a further severance and related charges of $12.9 million in the three months ended March 29, 2009, in connection with our restructuring plan involving the reduction of approximately 600 employees, representing approximately 5% of our global workforce. We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment. Payment of approximately $12.9 million were made for the reduction, in addition to payment of $13.8 million related to the restructuring plan involving approximately 1,600 reduction in headcount as announced in three months ended December 28, 2008.
     In the three months ended March 30, 2008 we reduced our workforce by 75 employees following the implementation of restructuring plans to realign our organization’s structure and efficiency. Severance and related charges of $0.9 million were expensed during this period.
Net Interest Income (Expense)
     Net interest expense was $7.3 million in the three months ended March 29, 2009, compared to $9.1 million in the same period in 2008. Interest income was $0.6 million in the three months ended March 29, 2009, compared to $1.4 million in the same period in 2008. The decrease in interest income in the three months ended March 29, 2009 was primarily due to lower interest rates in the three months ended March 29, 2009 compared to the same period in 2008.
     Interest expense was $7.9 million in the three months ended March 29, 2009, compared to $10.5 million in the same period in 2008. The decrease in interest expense was primarily due to our repurchase and redemption of our zero coupon Convertibles Notes due 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, in May 2008 and the repurchase of $2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was $466.8 million and $648.0 million as of March 29, 2009 and March 30, 2008, respectively.
Foreign Currency Exchange Gain
     Net foreign currency exchange gain was $2.0 million in the three months ended March 29, 2009, compared to $3.2 million in the same period in 2008. These non-cash gains were due primarily to the fluctuations during the three months ended March 29, 2009 compared to the same period in 2008 between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating expense was $2.4 million in the three months ended March 29, 2009 compared to net other non-operating income of $0.7 million in the same period in 2008.
Income Tax Expense

     Quarterly income tax expense was calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $0.4 million in the three months ended March 29, 2009, compared to $7.6 million in the same periods in 2008. The $0.4 million tax expense included adjustments to the effective tax rate related to $0.1 million of liability for unrecognized tax benefits for the three months ended March 29, 2009.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of March 29, 2009, we had cash, cash equivalents and marketable securities of $306.8 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $148.9 million, of which $86.9 million was utilized as of March 29, 2009. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. We spent $9.5 million on capital expenditures in the three months ended March 29, 2009 compared to $55.2 million in the same period in 2008. Our capital expenditure in the three months ended March 29, 2009 was lower over the same period in 2008 due to the impact of the deterioration in the global economic condition to our business outlook.
     In March 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased $2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million of our ordinary shares.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of its senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to us.
     In October 2007, we consummated the previously announced definitive agreement with LSI Corporation (“LSI”) pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million payable over the next four years commencing October 2, 2008. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents and issued a promissory note bearing interest of 6.0% per annum for the balance $46.8 million purchase price, after taking into account a contractual net-off of $3.2 million of receivables from LSI. The first annual installment of $20.0 million was paid to LSI on October 2, 2008.
     At the annual general meeting in April 2009, our shareholders approved the repurchase of up to approximately 55 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of March 29, 2009, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations through to March 2010. We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
     Under the current extreme market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of March 29, 2009, our total debt outstanding consisted of $466.8 million of borrowings, which included $150.0 million of our 7.5% Senior Notes due 2010, $213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings. At March 29, 2009, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $42.4 million with financial institutions.
     In March 2009, we repurchased $2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for $1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of $0.3 million in the three months ended March 29, 2009.
     In September 2008, we repurchased the outstanding $18.6 million aggregate principal amount of our zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on the convertible notes and interest). We financed the repurchase of the $18.6 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
     In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $26.8 million as of March 29, 2009. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid in 2008.
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank with a credit limit of $25.0 million. The line of credit was decreased to $6.6 million in February 2009. During 2006, we borrowed $12.0 million under this facility to finance our purchase of a building and land in South Korea. In 2007, we borrowed an additional $3.6 million under this facility. As of March 29, 2009, the interest rate for our $12.0 million loan was 3.7% per annum and the interest rate for our $3.6 million loan was 2.6% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of March 29, 2009, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.1 million as of March 29, 2009. As of March 29, 2009, $5.1 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $106.3 million based on exchange rate as of March 29, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility was not available for further drawdown. As of March 29, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $20.7 million based on exchange rate as of March 29, 2009) under the term loan facility. The term loan facility bore interest at a rate of 2.3% per annum for the three months ended March 29, 2009. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of March 29, 2009, the outstanding balance on this facility was $18.4 million. We expect to refinance this facility in the second quarter of 2009.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately $8.9 million as of March 29, 2009) credit facility of which $3.5 million borrowings was outstanding as of March 29, 2009. This credit facility bore an interest rate of 1.7% per annum for the three months ended March 29, 2009 and expires in August 2012.
     We have a line of credit from Bank of America with a credit limit of $50.0 million of which $50.0 million was outstanding as of March 29, 2009 over two loan tranches of $25.0 million each. The principal and interest of the two loan tranches of $25.0 million each are payable at maturity in May 2009 and June 2009, respectively. These two loan tranches both bear interest rate of 3.57% per annum. We have the option to roll-forward the principal at maturity for a period of one, two, three, or six months. We rolled over the principal payable of the tranche of $25.0 million upon maturity in May 2009 for a period of three months.
Special Tax Status
     In February 2008, the Singapore Economic Development Board (“EDB”) offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.
Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately $155.2 million as of March 29, 2009.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and agreements as of March 29, 2009, were as follows (in thousands):

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
On balance sheet commitments:
7.5% Senior Notes due 2010 (1)	$—	$150,000	$—	$—	$150,000
6.75% Senior Notes due 2011 (1)	—	213,000	—	—	213,000
Long-term loans (1)	25,199	28,112	503	—	53,814
Short-term loans (1)	50,000	—	—	—	50,000
Retirement benefits	122	421	985	7,573	9,101
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	$75,321	$391,533	$1,488	$7,573	$475,915

Off balance sheet commitments:
Operating leases	$10,806	$16,755	$14,239	$23,575	$65,375
Royalty/ licensing agreements	3,863	7,525	7,052	—	18,440
Purchase obligations:
— Capital commitments	38,330	—	—	—	38,330
— Inventory purchase commitments	33,081	—	—	—	33,081

Total off balance sheet commitments	$86,080	$24,280	$21,291	$23,575	$155,226

Total commitments	$161,401	$415,813	$22,779	$31,148	$631,141

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $27.5 million, $35.7 million and $0.003 million, respectively.

(2)	Our other non-current liabilities as of March 29, 2009 were $59.4 million, including $9.0 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is $10.1 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments. Further included in the other non-current liabilities as of March 29, 2009 was $7.3 million of liability for uncertain tax positions under FIN 48. We are unable to reasonably estimate the timing of the amount, therefore, the liability is excluded from the table.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, our Company, ChipPAC Inc. (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is May 20, 2009.
     In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

     On April 24, 2009, Freescale Semiconductor, Inc. (“Freescale”) notified our Company that, on April 21, 2009, it filed a complaint against our Company in the United States District Court for the Western District of Texas, claiming damages of approximately US$7 million plus attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by our Company. Freescale has demanded mediation of the claims, as required by its underlying contract with our Company. Freescale has not yet served the complaint on our Company, but may do so if the mediation fails. Our Company believes that Freescale’s claims are without merit and, if the case proceeds to litigation, intends to defend the matter vigorously. It is not possible to predict whether the matter can be resolved through mediation or whether it will be litigated, nor is it possible to predict the outcome of the matter if it is litigated.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $11.6 million based on the exchange rate as of March 29, 2009) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. We do not believe that the prevailing tax treaty requires withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $1.9 million based on the exchange rate as of March 29, 2009) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. Based on South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of March 29, 2009 is estimated to be 35.8 billion South Korean Won (approximately $25.9 million based on the exchange rate as of March 29, 2009). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the three months ended March 29, 2009, cash used in operations was $13.6 million compared to cash provided in operations of $96.9 million in the three months ended March 30, 2008. Cash provided by or (used in) operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In the three months ended March 29, 2009, non-cash related items included $66.7 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), $0.5 million gain from the sale of equipment, $0.3 million gain from repurchase of senior notes, $0.5 million from foreign currency exchange gains, $0.1 million related to share-based compensation expense, $0.1 million from deferred taxes, $1.3 million from net loss attributable to the noncontrolling interest of one of our subsidiaries and $1.0 million equity loss from equity investment. In the three months ended March 30, 2008, non-cash related items included $72.3 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), $0.3 million gain from the sale of equipment, $0.03 million from the accretion of discount on certain of our convertible notes, $1.5 million from foreign currency exchange losses, $1.2 million related to share-based compensation expense, $2.0 million from the deferred taxes, $1.4 million from net income attributable to the noncontrolling interest in income of one of our subsidiaries and $0.1 million equity loss from equity investment.
     Working capital uses of cash included decreases in accounts payable, accrued operating expense and other payables and amount due to affiliates. Working capital source of cash included decreases in amount in accounts receivables, amount due from affiliates, inventories, and other receivables, prepaid expenses and other assets. Inventories as of March 29, 2009 were lower as compared to December 28, 2008 levels. Accounts receivables were also lower compared to December 28, 2008. Additionally, accounts payables, accrued operating expenses and other payables also decreased as compared to December 28, 2008 primarily due to timing of quarterly purchases.

Cash Flows From Investing Activities
     In the three months ended March 29, 2009, cash used in investing activities was $32.5 million compared to $87.3 million in the three months ended March 30, 2008. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $24.3 million in the three months ended March 29, 2009 compared to $71.2 million during the same period in 2008. We decreased our capital expenditure in the three months ended March 29, 2009 compared to the same period in 2008 primarily to due to lower demand from our customers and continued discipline in capital spending. In the three months ended March 29, 2009, we received $0.5 million from the proceeds from sale of assets held for sale. In the three months ended March 29, 2009 and March 20, 2008, we invested $1.6 million and $2.3 million, respectively, in the acquisition of software, licenses and other intangible assets. In the three months ended March 29, 2009 and March 30, 2008, we purchased marketable securities of $22.6 million and $32.9 million, respectively. In the three months ended March 29, 2009 and March 30, 2008, we received proceeds from the sale and maturity of our marketable securities of $15.3 million and $12.1 million, respectively.
Cash Flows From Financing Activities
     In the three months ended March 29, 2009, cash used in financing activities was $6.0 million compared to $13.4 million in the three months ended March 30, 2008. In the three months ended March 29, 2009, $5.0 million borrowings were made and $9.1 million of our borrowings and debts was repaid compared to $nil and $1.9 million for the same period in 2007, respectively. In the three months ended March 29, 2009, we repurchased $2.0 million aggregate principal amount of our $215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of $1.7 million. In the three months ended March 30, 2008, we did not incur any new borrowings and repaid $1.9 million compared to new borrowings of $5.0 million and repaid $9.1 million in the three months ended March 29, 2009. In the three months ended March 29, 2009 and March 30, 2008, we increased our restricted cash by $0.01 million and $0.1 million, respectively. In the three months ended March 30, 2008, we received $6.2 million from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the three months ended March 30, 2008 were 9.6 million.